SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Circuit Research Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

172743205
(CUSIP Number)

April 29, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

13G
CUSIP No. 172743205			Page 2 of 6

1.	Name of Reporting Person: Harman Pro North America, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4655026

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,509,804 shares

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,509,804 shares

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,509,804 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19%

12.	Type of Reporting Person: CO

13G
CUSIP No. 172743205			Page 3 of 6

1.	Name of Reporting Person: Harman International Industries, Incorporated		I.R.S. Identification Nos. of above persons (entities only): 11-3434306

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,509,804 shares (See Item 4(c)(ii))

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,509,804 shares (See Item 4(c)(iv))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,509,804 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19%

12.	Type of Reporting Person: CO

Item 1(a). Name of Issuer:

Circuit Research Labs, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1302 West Drivers Way
Tempe, Arizona 85284

Item 2(a). Name of Person Filing:

Harman Pro North America, Inc. (“Harman Pro North America”) and Harman International Industries, Incorporated (“Harman” and, together with Harman Pro North America, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Reporting Persons is 8500 Balboa Blvd., Northridge, California 91329

Item 2(c). Citizenship:

Each of the Reporting Persons was organized in Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

172743205

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

(a)	Amount beneficially owned:

1,509,804 shares

(b)	Percent of class:

19% (based on 7,946,337 shares outstanding, which number was provided by the issuer)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Harman Pro North America has sole power to vote 1,509,804 shares.

(ii)	Shared power to vote or direct the vote:

The 1,509,804 shares covered by this Schedule 13G are owned by Harman Pro North America. Harman Pro North America is a wholly owned subsidiary of Harman. As such, Harman may be deemed to have shared power to vote 1,509,804 shares.

(iii)	Sole power to dispose or to direct the disposition of:

Harman Pro North America has the sole power to dispose of 1,509,804 shares.

(iv)	Shared power to dispose or to direct the disposition of:

The 1,509,804 shares covered by this Schedule 13G are owned by Harman Pro North America. Harman Pro North America is a wholly owned subsidiary of Harman. As such, Harman may be deemed to have shared power to dispose of 1,509,804 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2005

HARMAN PRO NORTH AMERICA, INC.
By:	/s/ Frank Meredith
Frank Meredith, Chief Financial Officer

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
By:	/s/ Frank Meredith
Frank Meredith, Executive Vice President

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.10 per share, of Circuit Research Labs, Inc., an Arizona corporation, and that this Agreement may be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 6, 2005.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
By:	/s/ Frank Meredith
Frank Meredith, Executive Vice President

HARMAN PRO NORTH AMERICA, INC.
By:	/s/ Frank Meredith
Frank Meredith, Chief Financial Officer